Exhibit 12.1

CURAGEN CORPORATION AND SUBSIDIARY

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Loss:
Income (loss) from continuing operations before income tax benefit	$25,103	$(50,148)	$(57,540)	$(69,571)	$(80,770)
Add: Fixed charges	1,935	5,617	9,778	12,396	13,653

Total income (loss)	$27,038	$(44,531)	$(47,762)	$(57,175)	$(67,117)

Fixed charges:
Interest expense on indebtedness (including amortization of financing costs)	$1,687	$5,167	$9,351	$11,701	$12,941
Estimated interest portion of rental expense	248	450	427	695	712

Total fixed charges	$1,935	$5,617	$9,778	$12,396	$13,653

Ratio of Earnings to Fixed Charges	13.97	(7.93)	(4.88)	(4.61)	(4.92)

Earnings (Deficiency) of Earnings Available to Cover Fixed Charges	$25,103	$(50,148)	$(57,540)	$(69,571)	$(80,770)